062098.0002  SAN ANTONIO  223781 v1

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-9645
(Check one)

[  ]   Form 10-K and Form 10-KSB         [  ]  Form 11-K        [  ]  Form 20-F
[x]   Form 10-Q and Form 10-QSB          [  ]  Form N-SAR

         For period ended  June 30, 2001

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

         For the transition period ended ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________________________
---------------------------------------------------------------------------.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Clear Channel Communications, Inc.

Former name if applicable:

Address of principal executive office:
(Street and Number)                 200 East Basse Road
(City, State and Zip Code)          San Antonio, Texas 78209

                                     PART II
                                                        RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

     Clear Channel Communications, Inc. (the "Company") is unable to file its Form 10-Q within the prescribed time period due to the Company's inability to obtain certain information necessary to complete the preparation of the report.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                  Susan Krieg                 (210)               822-2828
                  (Name)                   (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [x ]  Yes         [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [  ]  Yes                 [ x ]  No



                       Clear Channel Communications, Inc.
                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 15, 2001                    By:      /s/ Susan Krieg
                                         -------------------------------------
                                         Susan Krieg
                                         Vice President of Corporate Reporting